LAW OFFICE OF GARY A. AGRON

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 770-7254

Facsimile: (303) 770-7257

gaa@attglobal.net

July 11, 2007

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE: Ecotality, Inc.

File Number 333-140612

Amendment No. 3 to Registration Statement on Form SB-2

Attn: Peggy Fisher

Division of Corporation Finance

Dear Ms. Fisher:

In response to the Staff’s comment letters to us dated June 28, 2007, we are filing herewith Amendment Number 3 to the Registration Statement on Form SB-2 of Ecotality, Inc. (the “Company”). We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s comment letter to us.

1.  We have revised the risk factor on page 5 of our prospectus entitled “Any License We Receive From JPL Will be Subject To A Reservation Of Rights Transferred To The US Government, Thereby Potentially Reducing Our Rights To Sub-License The EPC Technology” to be consistent with the disclosure set forth under “Government Regulation”.

2.  Summary Financial Data on page 3 and Selected Financial Data on page 9 of our prospectus have been updated to present the “period from April 21, 1999 (inception) to March 31,2007.

3.  We do not believe we have waived our right to require the assignors (Messrs Foote, and Winfield and UPV) to cooperate with us in the event of any patent interference proceeding.  Our basis for this conclusion is paragraph 23 of the Settlement Agreement, which states that the Assignment Agreement dated September 7, 2006 remains in full force and effect and also paragraph 7.8 of the Settlement Agreement, which requires Foote, Winfield and UPV  to “reasonably cooperate with Ecotality in connection with the preparation, filing, prosecution, maintenance and defense of the Technology in any suit for infringement of the Technology brought by Ecotality against a third party.”

4. Based upon your prior comment 4, we reviewed the original documentation related to the bridge loans and determined that the shareholders identified by us in our response to prior comment 4 and indicated on page 13 of the prospectus were the proper  shareholders to be disclosed.  We apologize for any confusion this may have caused.

5.  We describe the fixed assets purchased during the three months ended March 31, 2007 on page 14 of our prospectus.  The fixed assets include the acquisition of an office facility, additional computer equipment and enhancements to our hydrogen powered bus.

6.  The current technology, which is the subject of the pending patent application, is a method for generating hydrogen in an on-board vehicle reaction chamber to fuel a fuel cell or modified engine on demand.

The information and diagrams in the Technology Contribution Agreement and JPL Task Plan involve a metal-air battery design.  Based on the research of JPL into the metal-air battery design, the technology has migrated from a basic metal-air battery concept to a hydrogen reactor.  Thus, the diagrams in the Technology Contribution Agreement and JPL Task Plan are not illustrative of the current technology.

We intend for our technology to use magnesium or a magnesium compound (e.g., magnesium hydride) and water in the form of steam as the primary starting materials/feedstock. Magnesium and/or magnesium oxide are the anticipated byproducts. Magnesium is a relatively abundant and benign material.  Other hydrogen generating systems use chemical hydrides (many of which are corrosive, toxic and/or explosive), steam reformation, and different types of starting materials and processes.  We believe our system has many advantages over existing systems, including safety, cost-effectiveness, and lower environmental impact.

There are different methods and means available for building the hydrogen reactor of the present technology, depending on the commercial application at issue.  As part of the patent application, we identified various potential reactor designs.  Proof of concept reactors have been, and are being, built and tested by JPL in cooperation with AirBoss Aerospace, Inc. and GreenMountain Engineering, LLC.

We now are in the process of investigating and analyzing third-generation reactor models.  Laboratory-scale test reactors are being used to gather data for the purpose of characterizing the reactor and constructing analytical design models.  It is anticipated that patent protection will be sought on one or more aspects or features of the third-generation reactor.  However, it is not our stated intent to manufacture reactors.  Rather, it is our intent to use the third-generation reactors to demonstrate the technology, and then license the technology and/or the reactor design to others for commercialization. The specifications of the commercial reactors have not yet been determined, and the designs will vary based on different customer application requirements.

7.  The patent application identifies a chemical reaction and process of generating hydrogen using an oxidation reaction that yields hydrogen and magnesium oxide.

8.  We have indicated under  “Business-Stage of Commercialization of the EPC Technology:” that JPL, under its agreement with us, has completed tests of the system on lab scale models of the reactor resulting in announced results and improvements.  Their research is ongoing on our behalf and will continue throughout the implementation stages of the systems.  Under the guidance of JPL we have engaged three engineering firms to accelerate the development of the Hydratus reactor with sufficient continuous hydrogen output to power a 65 KW fuel cell for implementation in a bus power system.  Major system designs have been completed and ramping scale models are being tested.  It is our intention to have a proof of concept reactor power a vehicle in 2008.  Additionally, we are completing designs for 7-10kw systems for uses outside of vehicular applications.  We are in preliminary discussions with vehicle manufacturers for implementation of the system in their vehicles but have not reached any formal or informal written or ora lagreements.  Additional development is being undertaken on balance of system plans, and this is expected to be completed concurrently with the proof of concept reactor.  It is the intention at the point of “proof of concept” to commence attempts to license vehicle manufacturers as well as partners for smaller systems.

9.  The May 7, 2007 patent application was prepared and filed by Stinson Morrison Hecker LLP in the name of California Institute of Technology as assignee and Ecotality, Inc. as exclusive licensee of the technology.

10.  We reviewed disclosure requirements for item  402 (c) and (d) of Regulation S-B and determined that neither the Aggregated Option/SAR Exercises and Fiscal Year End Option/SAR Value Table nor the Long Term Incentive Plan Awards Table should be included as no one received either an award or a grant.

11.  As a part of our management plan of operations for 2007 we prepared a budget based upon current officer and employee requirements with minimal increase in staffing.  As indicated on page 16 of the prospectus we identified $400,000 in executive compensation and $317,000 in employee compensation.  These amounts are without regard to issuance of any stock options or grants per the Ecotality Stock Incentive Plan.  We have revised the paragraph to break out these amounts and have further indicated that we do not anticipate these salary levels changing in 2007.

12.  We have disclosed the principal transaction terms of the private placement with the 277 investors, including price per share and per warrant, total cash amount raised and placement costs on page 33 of our prospectus.

13. As previously discussed, on February 15, 2006 we issued shares of common stock to Mr. Jonathon Read, our incoming CEO, using a value of $.05 per share.  Since there was no quoted market price at the time of the issuance, we determined the fair value of the stock share price to be the price at which the last shares were sold, which was $.05 per share on sales dated May 17, 2004.  Our common stock did not start trading on the Bulletin Board until March 2, 2006, at $.33 per share. We have believed in accordance with published guidance, the fair value to be the value of the last known trade.  We recorded the $21,500 on a pre-split basis ($.05 x 425,000 shares).  After reviewing this transaction and in consultation with our independent accountant and legal counsel we have determined that we should revalue the issuance of our stock to Mr. Read and have restated our 10KSB annual report for the year ending December 31, 2006 and our 10QSB for the three months ending March 31, 2007.  Accordingly we have revalued the transaction amount to be $2,475,006 on a post split basis. (7,500,018 shares issued at $.33 per share) and have posted an additional $2,453,756 in executive compensation expense.

14.  As discussed in comment 13 above, we have revalued the shares issued to Mr. Read and have restated our filings for December 31, 2006 which reflects calendar year 2006 transactions and March 31, 2007 and this prospectus accordingly.

15.  We have revised our prospectus to disclose the significant terms and potential penalties of paragraph 5 (Registration Rights) of the Subscription Agreement which holds that  “If the Company fails to (i) file the Registration Statement with the SEC on or prior to 60 days after the Closing Date, (ii) obtain effectiveness of the Registration Statement by the SEC on or prior to 150 days after the Closing Date, or (iii) maintain effectiveness of the Registration Statement for 12 months after the date of effectiveness, the Company shall be obligated to issue to the undersigned additional Shares”  The Registration Rights paragraph further holds that if we fail or fail to obtain or maintain the effectiveness of the registration statement, within 30 days following the determination date (date upon which we fail to meet the 60 or 150 day requirement)  we are to issue to the subscribers the number of shares equal 1% of the number of shares issued as a part of this subscription (we sold 34,499,920 shares, so the 1% penalty amounts to 344,999 shares) and do so on a weekly basis until such time as we are incompliance with the registration requirement.  Further, the number of shares issued as “penalty shares” in aggregate cannot exceed 10% of the number of shares originally subscribed.  We filed this registration statement within 60 days and did not incur a penalty.  We were required to obtain effectiveness of the registration statement by April 5 and did not do so.  Accordingly, our June 30 Form 10QSB will reflect the weekly penalty through June 30, 2007 which required us to issue an additional 3,449,992 shares.  We have added disclosure concerning this stock issuance in footnote (1) to the prospectus summary and in “Selling Stockholders and Plan of Distribution.”

16.  We have revised our executive compensation presentation in accordance with the Staff’s comment.

17. We have revised our disclosure of our acquisition of the assets of the FuelCellStore.com in the last paragraph under “Status of Any Announced New Product or Service.”  In addition we have included the transaction as a subsequent event in our Form 10QSB submission for the fiscal quarter ended March 31, 2007.

18. We have revised Note 6-Stockholders Equity to present the 17.6471 forward stock split retroactively and in the Statement of Stockholders Equity for all periods presented.

19. We have clarified the Settlement Agreement in Stockholders equity sections of our prospectus.  As described in our March 31, 2007 Form 10QSB we disclosed the accounting treatment for the Settlement Agreement and Release to the Technology Contribution Agreement, originally entered into on February 15, 2006, to settle and resolve all known disputes and uncertainties between us and Howard Foote, Elliott Winfield and Universal Power Vehicles, Inc.  In accordance with the Settlement, the Parties confirmed the assignment, transfer and conveyance of all right, title and interest in and to the Intellectual Property transferred in the Contribution Agreement.  In consideration, we agreed to pay to Foote, Winfield and UPV cash in the aggregate amount of $600,000.  Additionally, Foote and Winfield received common stock in the aggregate amount of 1,500,000 shares of the Company, as per a separate escrow agreement between Foote, Winfield and Mr. Sciotto, an officer and director of the Company. The shares were owned by Mr. Sciotto and not owned by us and were put into escrow by Mr. Sciotto. The escrow also provided for: (1) the immediate release from escrow and return to Mr. Sciotto of 32,500,000 shares of our common stock; and (2) the immediate release to us of 6,000,000 shares of our common stock from escrow for cancellation.  The shares were cancelled immediately upon receipt from escrow at their par value amount of $6,000 and paid in capital was reduced by that amount.  The value of the shares transferred was based upon market value ($1,200,000) at the time of the transaction and have been reflected as an expense in our financial statements with a corresponding credit to paid in capital in accordance with SEC bulletins topic 5:T.

20. As indicated in comment 19 above, we used the market value of our common stock of $.80 at the time the settlement transaction took place.

21.  We have reclassified the expenses of our settlement agreement with Foote, Winfield and UPV within operating expenses rather than as a part of non operating income and expense.

22.  We have cross referenced the settlement agreement which was filed as an exhibit in the Company’s February 21, 2007 Form 8K and is now cross referenced in the Exhibit Index as Exhibit 10.11.

23.  The table and figures were included in the filing of Exhibit 10.10 and are on the Edgar System.  We filed as Exhibit 10.12 the former Exhibit 10.10 and have included the option with CalTech which was an exhibit thereto.  No other Exhibits were completed with respect to this Exhibit 10.12 except the JPL Task Plan which was previously filed by us as Exhibit 10.9.

24. We included the undertaking required by Item 512 (g) (ii) in Amendment Number 2, where it was labeled as “undertaking e (ii).”  We are sorry for any confusion this may have caused the Staff.

25.  As noted, we evaluated our disclosure controls and procedures as of December 31, 2006. We concluded that our disclosure controls and procedures as of December 31, 2006 were effective.  We will apply this comment to all future filings and have done so in our Form 10QSB for the Fiscal Quarter Ended March 31, 2007.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,

/s/ Gary A. Agron

Gary A. Agron

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